

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4631

March 26, 2018

Via E-Mail
Mr. Jeffrey M. Stutz
Executive Vice President & Chief Financial Officer
Herman Miller, Inc.
855 East Main Ave
Zeeland, MI 49464

      **Re: Herman Miller, Inc.
             Form 10-K
             Filed August 1, 2017
             File No. 1-15141**

Dear Mr. Stutz:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Melissa N. Rocha

                           Melissa N. Rocha
                           Senior Assistant Chief Accountant
                           Office of Manufacturing and
                           Construction